Filed by Brocade Communications Systems, Inc. Pursuant to Rule 425
Under the Securities Act of 1933
And Deemed Filed Pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: McData Corporation
Commission File No.: 000-31257
To: All Brocade Employees
From: Tyler Wall
Re: IMPORTANT Guidelines re: McData Announcement
FOLLOW-UP EMPLOYEE EMAIL COMMUNICATION
For Internal Brocade Distribution Only
Brocade Employees,
By now you have likely read Mike’s e-mail and heard the news regarding our agreement to acquire McData. As was communicated, this transaction is pending regulatory approval and I need to inform you of certain key guidelines that you must follow while the acquisition is pending. All employees must adhere to these guidelines to ensure a successful closing of the transaction. Any deviation from these guidelines may be cause for immediate termination of your employment or other disciplinary action.
Here is what is expected of you:
—	Continue to operate and manage the business as usual (i.e., assume no acquisition until the acquisition is formally closed)

—	Continue to execute on our product roadmap, strategy and company vision

—	Continue to compete consistently with past practices — this specifically includes competing against McData (i.e. do not change your sales pitch)

—	If you interact directly with our customers, partners, investors or other outside third parties, strictly follow Brocade’s prepared messaging regarding the acquisition. The latest messaging and documents regarding the acquisition will be posted on the company intranet.
Here is what you CANNOT do:
—	Change your plans or execution strategy because of the proposed acquisition

—	Gloat to customers, partners or other third parties

—	Make any statements about the acquisition to the press, analysts, stockholders or any other outside party

—	Contact anyone from McData or share any written or verbal information with them without prior approval of the Legal Department

—	Meet or communicate with customers jointly with McData
Finally, you should continue to conduct yourself in a professional and ethical manner at all times. This includes the tone and content of emails you send to internal colleagues or to others external to the company regarding this acquisition.
Your full compliance with these guidelines is critical. If you have any questions, please call me at ext. 5547 or Tom MacMitchell (Director of Legal Affairs) at ext. 5833, or speak with your functional VP.

Thank you in advance for helping us to ensure a smooth transaction.
Tyler Wall
Vice President and General Counsel
IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
Brocade plans to file with the SEC a Registration Statement on Form S-4 in connection with the transaction and Brocade and McData plan to file with the SEC and mail to their respective stockholders a Joint Proxy Statement/Prospectus in connection with the transaction. The Registration Statement and the Joint Proxy Statement/Prospectus will contain important information about Brocade, McData, the transaction and related matters. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully when they are available. Investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus and other documents filed with the SEC by Brocade and McData through the web site maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the Registration Statement and the Joint Proxy Statement/Prospectus from Brocade by contacting Investor Relations at (408) 333-5767 or investor-relations@brocade.com or from McData by contacting Investor Relations (408) 567-5815 or investor_relations@mcdata.com.
Brocade and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McData in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in Brocade’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about February 24, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from Brocade by contacting Brocade at Investor Relations at (408) 333-5767 or investor-relations@brocade.com.
McData and its directors and executive officers also may be deemed to be participants in the solicitation of proxies from the stockholders of Brocade and McData in connection with the transaction described herein. Information regarding the special interests of these directors and executive officers in the transaction described herein will be included in the joint proxy statement/prospectus described above. Additional information regarding these directors and executive officers is also included in McData’s proxy statement for its 2006 Annual Meeting of Stockholders, which was filed with the SEC on or about June 9, 2006. This document is available free of charge at the SEC’s web site at www.sec.gov and from McData by contacting McData at Investor Relations (408) 567-5815 or investor_relations@mcdata.com.